BRITISH AMERICAN TOBACCO

BAT Industries

GC/KC/ref flies/SEC


FILE No. 82-33

6 January 2005

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

05005253

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange on 29 December 2004.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

A C Girling
Assistant Secretary

Attached: Sale of Etinera S.p.A. Completed

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
202
SECTION

dw 1/24

BRITISH AMERICAN
TOBACCO

www.bat.com

news release


FILE No.
82 - 33

For immediate release: Wednesday, 29 December 2004

Sale of Etìnera S.p.A. Completed

British American Tobacco confirmed today the completion of the sale of Etìnera S.p.A., the distribution business of its Italian subsidiary BAT Italia, to Compañía de Distribución Integral Logista S.A. and Axiter Investments S.L. for €590 million.

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C.
202
SECTION